Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,					Quarter Ended December 31 2008
(in thousands)	2004	2005	2006	2007	2008
Fixed Charges Computation
Interest expensed and capitalized (1)	$13,857	$49,043	$35,119	$29,671	$23,205	$7,254
Amortized premiums, discounts, and capitalized expenses related to indebtedness	6,031	10,634	2,843	5,318	2,773	2,005
Reasonable approximation of interest within rental expense	1,462	2,433	3,092	3,440	3,499	872

Total Fixed Charges and Preferred Equity Dividends	$21,350	$62,110	$41,054	$38,429	$29,477	$10,131

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$105,107	$163,808	$137,816	$59,236	$(161,874)	$2,147
Plus
Fixed charges	21,350	62,110	41,054	38,429	29,477	10,131
Minus
Interest capitalized	435	464	1,027	784	894	355

Total Earnings	$126,022	$225,454	$177,843	$96,881	$(133,291)	$11,923

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	5.90	3.63	4.33	2.52	N/A	1.18

(1)	Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.